UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 30, 2015

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On September 29, 2015, NewLead Holdings Ltd. (the “Company”) announced that the Company did not meet its obligations to supply and deliver 1.48 million tons of steam coal under the Contract for Sale and Purchase of US Steam Coal, dated as of February 1, 2013, (the “Sale Agreement”) by and between New Lead JMEG, LLC, an affiliate of the Company, (the “Affiliate”) and RAG Verkauf GmbH (the “Buyer”).

Following the Company’s failure to meet its obligations under the Sale Agreement, the Company, the Affiliate and the Buyer entered into a Settlement Agreement, dated as of March 12, 2014, (the “Settlement Agreement”) pursuant to which the Buyer agreed to accept shares of the Company’s common stock, $0.01 par value, having a value at the time of the Settlement Agreement of approximately $704,000, in full and final satisfaction of the obligations under the Sale Agreement. The Company issued the shares of Common Stock to the Buyer on March 26, 2014.

A copy of the Settlement Agreement and the press release are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Exhibits

Exhibit
No.	Exhibit

99.1	Settlement Agreement, dated as of March 12, 2014, by and among NewLead Holdings Ltd., New Lead JMEG, LLC and RAG Verkauf GmbH

99.2	Press Release dated as of September 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2015

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer